

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2013

Sen Yu International Holdings, Inc.
Zhenyu Shang, Chief Executive Officer
308 Baowei Road
6th Floor
Qianjin District
Jiamusi City, China 154002

Re: **Sen Yu International Holdings, Inc.**
     Form 10-K for the fiscal year ended June 30, 2011
     Filed September 28, 2011
     File No. 000-12792

Dear Mr. Shang:

We issued comments on the above captioned filing on June 28, 2012. On February 4, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief